UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June, 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding

Pearson plc - Notification of Directors' Interests

Pearson announces that the following directors have purchased shares in the company under its Annual Bonus Share Matching Plan

:

Name

Shares

Purchase             Resultant          Percentage

Price                    Holding              Holding

R A Freestone

    22,364

    £6.707018

30,525                0.00378%
M M Scardino

    58,986

    £6.707018

458,647              0.05674%

The Plan is designed to encourage executives to build up their shareholding in Pearson by
 invest
ing
 up to half of their
after-tax
annual bonus in ordinary shares.
 Subject to Pearson meeting a corporate performance target, participants are
then
entitled to
receive
, after allowing for tax
 on their original investment
,
up to
one
additional
matching
s
hare for
each
 of their own s
hare
s

held
for three years
.

D
etails of the Plan are included in the company's remuneration report at
http://www.pearson.com/investor/ar2007/governance/renumeration.html

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                               PEARSON plc

Date: 05 June, 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary